SPAR Group, Inc.

Analysis of Accounting for

SPAR Group’s Investment in Corporate Joint Ventures

December 31, 2004

Prepared by: Charles Cimitile

Introduction

SPAR Group, Inc., a Delaware corporation ("SPAR" or the "Company"), is a supplier of merchandising and other marketing services both throughout the United States and internationally. The Company's operations are divided into two divisions: the Domestic Merchandising Services Division and the International Merchandising Services Division. The Domestic Merchandising Services Division provides merchandising services, product demonstrations, product sampling, database marketing, teleservices and marketing research to manufacturers and retailers with product distribution primarily in mass merchandisers, drug chains and grocery stores in the United States. The International Merchandising Services Division was established in July 2000 to provide merchandising services to the rest of the world and currently provides merchandising services or has an agreement to provide merchandising services in Japan, Canada, Turkey, India, South Africa, Romania and China.

The Company’s international model is to “partner” with local merchandising companies and combine their knowledge of the local market with the Company’s proprietary software and expertise in the merchandising business. In 2001, the Company and a leading Japanese based distributor established a 50% owned joint venture to provide the latest in-store merchandising services to the Japanese market. In 2003, the Company expanded its international presence to Canada, by acquiring the business of a Canadian merchandising company, and Turkey, by entering into a 51% owned start-up joint venture. In 2004, the Company established 51% owned joint ventures in India, South Africa and Romania. In 2005, the Company recently announced the formation of a 50% owned joint venture in China.

For the year ending December 31, 2004, the Company consolidated all of its joint ventures. While the financial results of the joint ventures are not considered material for 2004, the Company plans to increase its international operations and expects that future financial results of its joint ventures will be material.

SPAR's Domestic and International Merchandising Services Business

The Company’s Domestic Merchandising Services Division provides nationwide merchandising and other marketing services to home entertainment, general merchandise, health and beauty care, consumer goods and food products companies in mass merchandisers, drug chains and retail grocery and convenience stores in the United States. Merchandising services primarily consist of regularly scheduled dedicated routed services and special projects provided at the store level for a specific retailer or multiple manufacturers primarily under single or multi-year contracts or agreements. Services also include stand-alone large-scale implementations such as new store openings, new product launches, special seasonal or promotional merchandising, focused product support and product recalls. These services may include sales enhancing activities such as ensuring that client products authorized for distribution are in stock and on the shelf, adding new products that are approved for distribution but not presently on the shelf, setting category shelves in accordance with approved store schematics, ensuring that shelf tags are in place, checking for the overall salability of client products and setting new and promotional items, placing and/or removing point of purchase and other related media advertising. Specific in-store services can be initiated by retailers or manufacturers, and include new store openings, new product launches, special seasonal or promotional merchandising, focused product support and product recalls. In 2003, the Company added in-store product demonstration and in-store product sampling services to its merchandising service offerings. Marketing services consist of database marketing, teleservices and marketing research.

In July 2000, the Company established its International Merchandising Services Division, through a wholly owned subsidiary, SPAR Group International, Inc. ("SGI"), to focus on expanding its merchandising services business worldwide. The Company believes that the current trend in business is globalization. As companies expand into foreign markets they will need assistance in marketing their products. As evidenced in the United States, retailer and manufacturer sponsored merchandising programs are both expensive and inefficient. The Company also believes that the difficulties encountered by these programs are only exacerbated by the logistics of operating in foreign markets. This environment has created an opportunity for the Company to exploit its Internet-based technology and business model that are successful in the United States. The International Merchandising Services Division was established to cultivate foreign markets, modify the necessary systems and implement the Company's business model worldwide by expanding its merchandising services business off shore. The Company formed an International Merchandising Services Division task force consisting of members of the Company's information technology, operations and finance groups to evaluate and develop foreign markets. Key to the Company's international strategy is the translation of several of its proprietary Internet-based logistical, communications and reporting software applications into the native language of any market the Company enters. As a result of this requirement for market penetration, the Company has developed translation software that can quickly convert its proprietary software into various languages. Through its computer facilities in Auburn Hills, Michigan, the Company provides worldwide access to its proprietary logistical, communications and reporting software. The Company has personnel in Greece and Australia to assist in its international efforts. The Company’s international model is to “partner” with local merchandising companies and combine their knowledge of the local market with the Company’s proprietary software and expertise in the merchandising business. In 2001, the Company and a leading Japanese based distributor established a 50% owned joint venture to provide the latest in-store merchandising services to the Japanese market. In 2003, the Company expanded its international presence to Canada, by acquiring the business of a Canadian merchandising company, and Turkey, by entering into a 51% owned start-up joint. In 2004, the Company established 51% owned joint ventures in India, South Africa and Romania. In 2005, the Company recently announced the formation of a 50% owned joint venture in China. In each joint venture, the Company and its joint venture partner enter into a Joint Venture Shareholders Agreement (the “Agreement”). Typically the Agreement provides that each shareholder will have an equal number of directors, there can not be a quorum for a Board of Directors meeting unless a majority of the directors are present, “important matters” must be approved by a majority of the directors and Shareholder vote quorums and approvals must be in excess of the Company’s shares.

From 2001 through 2003, based upon the Company’s 50% ownership, the Company accounted for Japan utilizing the equity method. In 2004, as a result of a license amendment that the Company believes made it the primary beneficiary, as defined in FIN 46, the Company consolidated Japan. Canada, being a totally owned subsidiary, was consolidated in the Company's financial statements since its acquisition in 2003. The Turkey and South Africa joint ventures began operations in the second quarter ending June 30, 2004, and the India joint venture began operations in the third quarter. These joint ventures are 51% owned subsidiaries and as such were consolidated in the Forms 10-Q filed with the Commission for the quarters ended June 30, 2004, and September 30, 2004.

Since the establishment of SGI in July 2000, the Company has focused on expanding its international business. The Company believes that the proprietary software it has developed provides it with a competitive advantage and in certain cases has used its software as “currency” in “partnering” with local entrepreneurs overseas. In these instances, the Company contributed its software while the local joint venture partner contributed existing customers to the joint venture. The Company has been in the merchandising business in the United States since at least 1986. Domestically, the industry has become very competitive with many small merchandising companies competing for the business. The Company believes that with more and more companies expanding globally there is a great need for international merchandising. The Company also believes that if it can penetrate foreign markets in their infancy, its technology will allow it to garnish a significant share of the market early on and become the dominant merchandising company in that country. It is the Company’s strategy to have operations in as many countries as possible so that it can provide a global merchandising program to global retailers and/or manufactures. To this end, the Company will continue with its current business model and expand into different countries by “partnering” with local companies through joint ventures. Since July 2000, the Company has entered into six joint ventures throughout the world. It is currently doing business in seven countries in addition to the United States. It is currently in conversations with at least three additional potential partners in three additional countries. The Company attempts to obtain a 51% ownership in all its joint ventures but two of its largest potential markets Japan and China are 50% owned.

Consolidation of 51% owned subsidiaries

The Turkey, India, South Africa and Romania joint ventures are all 51% owned and are therefore subsidiaries of the Company. The Company was required to contribute 51% of the equity for all these subsidiaries. The India and South Africa subsidiaries have subordinated debt and SPAR was required to contribute 51% of this debt. All of these subsidiaries are start up companies, although the South African partners contributed customer contracts to the South African joint venture. The 51% owned subsidiaries with operations in 2004 were in Turkey, India and South Africa. The Company's Turkey and South Africa joint ventures began operations in the second quarter of 2004 and its India joint venture began operations in the third quarter. For 2004, international sales of the Company's 51% owned subsidiaries totaled approximately $3.9 million and the Company’s share of the respective losses was approximately $120,000. At December 31, 2004, the total assets of the Company's 51% owned subsidiaries were approximately $643,000, their total liabilities (including minority interest) were $608,000 and their total equity was $35,000. For 2004, each of these subsidiaries incurred losses and had negative equity, except for the Romania subsidiary, which did not have operations in 2004. It can be reasonably expected that these subsidiaries will require additional cash infusions and SPAR will contribute 51% of these infusions. SPAR contributed additional cash to the Turkey subsidiary in November 2004 and to the India subsidiary in January 2005.

The basis for consolidation of the 51% owned subsidiaries is FASB Interpretation No. 46 (revised December 2003)(“FIN 46(R)”) as well as REGULATION S-X.

FIN 46 (R)

Applicable excerpts of FIN 46(R)

Paragraph 8 of FIN 46(R) Summary:

8.	An entity that is deemed to be a business (as defined in this Interpretation) need not be evaluated to determine if it is a variable interest entity unless one of the following conditions exists:

a.

 The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.

Paragraph 5 of FIN 46(R) Interpretation, Variable Interest Entities:

5.	An entity shall be subject to consolidation according to the provisions of this Interpretation if, by design, the conditions in a, b or c exist:

a.	The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk:

(1)	Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights.
(2)	Does not include equity interests that the entity issued in exchange for subordinated interests in other variable interest entities.
(3)

Does not include amounts financed for the equity investor (for example, by fees, charitable contributions, or other payments), unless the providers is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

(4)

Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the entity or by other parties involved with the entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

Paragraphs 9 and 10 discuss the amount of the total equity investment at risk that is necessary to permit an entity to finance its activities without additional subordinated financial support.

Paragraph 9 of FIN 46(R) Interpretation, Expected Losses:

9.

An equity investment of less than 10 percent of the entity’s total assets shall not be considered sufficient to finance its activities without subordinated financial support in addition to the equity investment unless the equity investment can be demonstrated to be sufficient. The demonstration that equity is sufficient may be based on either qualitative analysis or quantitative analysis or a combination of both. Qualitative assessments, including but not limited to the qualitative assessments described in paragraphs 9(a) and 9(b), will in some cases be conclusive in determining that the entity’s equity at risk is sufficient. If, after diligent effort, a reasonable conclusion about the sufficiency of the entity's equity at risk cannot be reached based solely on qualitative considerations, the quantitative analyses implied by paragraph 9(c) should be made. In instances in which neither a qualitative assessment nor a quantitative assessment, taken alone, is conclusive, the determination of whether the equity at risk is sufficient shall be based on a combination of qualitative and quantitative analyses.

a.	The entity has demonstrated that it can finance its activities without additional subordinated financial support.
b.	The entity has at least as much equity invested as other entities that hold only similar assets of similar quality in similar amounts and operate with no additional subordinated financial support.
c.	The amount of equity invested in the entity exceeds the estimate of the entity's expected losses based on reasonable quantitative evidence.

Paragraph 14 of FIN 46(R) Consolidation Based on Variable Interests:

14.

An enterprise shall consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. An enterprise shall consider the rights and obligations conveyed by its variable interests and the relationship of its variable interests with variable interests held by other parties to determine whether its variable interests will absorb a majority of a variable interest entity's expected losses, receive a majority of the entity's expected residual returns, or both. If one enterprise will absorb a majority of a variable interest entity's expected losses and another enterprise will receive a majority of that entity's expected residual returns, the enterprise absorbing a majority of the losses shall consolidate the variable interest entity.

Company’s Conclusion regarding FIN (46)

It is the Company’s opinion that according to FIN 46(R):

1.

The Company provided more than half of the total of the equity, subordinated debt and other forms of subordinated financial support to the subsidiaries. Therefore, the subsidiaries must be evaluated to determine if they are variable interest entities under Paragraph 8 of FIN 46(R) Summary.

2.

The total equity investment at risk in each subsidiary is not sufficient to permit the subsidiary to finance its activities without additional subordinated financial support provided by any parties, including equity holders. The equity investment in each of the subsidiaries is less than 10 percent of the entity’s total assets and is not sufficient to finance its activities without subordinated financial support in addition to the equity investment. Therefore, the subsidiaries are variable interest entities and are subject to consolidation under Paragraph 5 of FIN 46(R) Interpretation, Variable Interest Entities, and Paragraph 9 of FIN 46(R) Interpretation, Expected Losses.

3.

The Company will absorb a majority of the subsidiaries’ expected losses and receive a majority of the joint ventures’ expected residual returns. Therefore, the Company is the primary beneficiary and the subsidiaries should be consolidated in the Company’s financial statements under Paragraph 14 of FIN 46(R)Consolidation Based on Variable Interests.

Applicable excerpts of REGULATION S-X

Reg. § 210.1-02 Definitions of terms used in Regulation S-X (17 CFR part 210).

Unless the context otherwise requires, terms defined in the general rules and regulations or in the instructions to the applicable form, when used in Regulation S-X (this part 210), shall have the respective meanings given in such instructions or rules. In addition, the following terms shall have the meanings indicated in this section unless the context otherwise requires.

(g) Control. The term control (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract, or otherwise.

(n) Majority-owned subsidiary. The term majority-owned subsidiary means a subsidiary more than 50 percent of whose outstanding voting shares is owned by its parent and/or the parent's other majority-owned subsidiaries.

(x) Subsidiary. A subsidiary of a specified person is an affiliate controlled by such person directly, or indirectly through one or more intermediaries.

Reg. § 210.3A-02 Consolidated financial statements of the registrant and its subsidiaries.

In deciding upon consolidation policy, the registrant must consider what financial presentation is most meaningful in the circumstances and should follow in the consolidated financial statements principles of inclusion or exclusion which will clearly exhibit the financial position and results of operations of the registrant. There is a presumption that consolidated statements are more meaningful than separate statements and that they are usually necessary for a fair presentation when one entity directly or indirectly has a controlling financial interest in another entity. Other particular facts and circumstances may require combined financial statements, an equity method of accounting, or valuation allowances in order to achieve a fair presentation. In any case, the disclosures required by §210.3A-03 should clearly explain the accounting policies followed by the registrant in this area, including the circumstances involved in any departure from the normal practice of consolidating majority owned subsidiaries and not consolidating entities that are less than majority owned. Among the factors that the registrant should consider in determining the most meaningful presentation are the following:

(a)

Majority ownership: Generally, registrants shall consolidate entities that are majority owned and shall not consolidate entities that are not majority owned. The determination of majority ownership requires a careful analysis of the facts and circumstances of a particular relationship among entities. In rare situations, consolidation of a majority owned subsidiary may not result in a fair presentation, because the registrant, in substance, does not have a controlling financial interest (for example, when the subsidiary is in legal reorganization or in bankruptcy, or when control is likely to be temporary). In other situations, consolidation of an entity, notwithstanding the lack of technical majority ownership, is necessary to present fairly the financial position and results of operations of the registrant, because of the existence of a parent-subsidiary relationship by means other than record ownership of voting stock.

Company’s Conclusion regarding Regulation SX

It is the Company’s opinion that Regulation S-X is very specific in its definition of a majority owned subsidiary in Reg. § 210.1-02 Definitions of terms used in Regulation S-X (17 CFR part 210) sub paragraph(n) and the requirement to consolidate in Reg. § 210.3A-02 Consolidated financial statements of the registrant and its subsidiaries sub paragraph (a). Therefore, since the Company owns 51% of the voting stock of the Turkey, India, South Africa and Romania joint venture subsidiaries, according to Regulation S-X the subsidiaries should be consolidated in the Company’s financial statements.

In addition to the reasons discussed earlier, the Company believes that accounting for the 51% owned subsidiaries under the equity method would not present fairly the financial position and results of operations of the Company. Even though the net impact to the profit and loss for any given period is the same under the equity method or consolidation, the components of the profit and loss statement are significantly different. Under the equity method, the Company would show only the net loss as an “Other Expense” or “Loss on Investments”. The profit and loss statement would not reflect the sales growth in the international area, and the reader would not be able to truly assess the success or failure of the Company’s international efforts. More importantly, the Company’s balance sheet would not be fairly presented. As discussed earlier, at December 31, 2004, the Company has consolidated the Turkey, India and South Africa subsidiaries. Had the Company employed the equity method at December 31, 2004, the Company would have only shown an investment of $35,000 in the 51% owned joint ventures and a note receivable of approximately $273,000. There would be zero liabilities recorded. Therefore, at December 31, 2004, assets would be understated by $335,000 and liabilities would be understated by $608,000. This situation would only be exacerbated as the international business continues to grow as the Company expects.

Reg. § 210.3A-02 Consolidated financial statements of the registrant and its subsidiaries states:

“In deciding upon consolidation policy, the registrant must consider what financial presentation is most meaningful in the circumstances and should follow in the consolidated financial statements principles of inclusion or exclusion which will clearly exhibit the financial position and results of operations of the registrant. There is a presumption that consolidated statements are more meaningful than separate statements and that they are usually necessary for a fair presentation when one entity directly or indirectly has a controlling financial interest in another entity.”

The Company believes consolidation of the 51% subsidiaries is most meaningful and most clearly exhibits the financial position and results of operations of the Company. Therefore, the Company believes the 51 % owned subsidiaries should be consolidated in the Company’s financials.

Consolidation of 50% owned joint ventures:

The Company also believes consolidation of the 50% joint ventures is appropriate. Two of the countries with the greatest potential growth in the Company's International Merchandising Services Division are Japan and China. Both these joint ventures are 50% owned by the Company and 50% owned by the respective joint venture partner. The Japan joint venture was established in May of 2001. In January 2005, the Company signed a joint venture agreement to establish a joint venture in China. For 2004, the Japan joint venture had sales of $2.6 million, and net income was approximately $115,000. The Japan joint venture had assets totaling approximately $800,000, liabilities totaling $1.2 million and a deficit of approximately $400,000. The Japan joint venture has incurred losses since its inception and has relied on its 300 million yen (approximately $2.7 million at December 31, 2004) revolving line of credit for operating capital (of which approximately $900,000 was outstanding at December 31, 2004). The revolving line of credit is effectively guarantied by the Japan joint venture partner and the Company. On August 1, 2004, the parties amended the license agreement with the Company so that if the Japan joint venture subsidiary is profitable, it will pay the Company a royalty of 0.5% of sales for the use of SPAR’s software. As a result of this amendment, the Company believes it is the primary beneficiary of the Japan joint venture and has consolidated the Japan joint venture into the Company’s financial statements.

It is the Company’s opinion that according to FIN 46(R):

1.

The total equity investment at risk in the Japan joint venture is not sufficient to permit the joint venture to finance its activities without additional subordinated financial support provided by any parties, including equity holders. The equity investment in the joint ventures is less than 10 percent of the entity’s total assets and is not sufficient to finance its activities without subordinated financial support in addition to the equity investment. Therefore, the joint venture is a variable interest entity and is subject to consolidation under Paragraph 5 of FIN 46(R) Interpretation, Variable Interest Entities, and Paragraph 9 of FIN 46(R) Interpretation, Expected Losses.

2.

As a result of the amended joint venture license agreement on August 1, 2004, the Company will receive a majority of the joint venture’s expected residual returns and share equally in the joint venture’s expected losses. Therefore, the Company is the primary beneficiary and the joint venture should be consolidated in the

Company’s financial statements under Paragraph 14 of FIN 46(R)Consolidation Based on Variable Interests.

In addition, Reg. § 210.3A-02 Consolidated financial statements of the registrant and its subsidiaries states:

“In deciding upon consolidation policy, the registrant must consider what financial presentation is most meaningful in the circumstances and should follow in the consolidated financial statements principles of inclusion or exclusion which will clearly exhibit the financial position and results of operations of the registrant. There is a presumption that consolidated statements are moremeaningful than separate statements and that they are usually necessary for a fair presentation when one entity directly or indirectly has a controlling financial interest in another entity.”

The Company believes that consolidation of the Japan joint venture subsidiary is most meaningful and most clearly exhibits the financial position and results of operations of the Company. Therefore the Company has consolidated the Japan joint venture into the Company’s financial statements. If the Company employed the equity method to account for the Japan joint venture at December 31, 2004, the Company would only report “Other Income” of $57,000, a liability of approximately $222,000 for the Company’s share of the joint venture's deficit and would disclose the contingent liability related to the revolving credit guaranty in the footnotes to the Company’s financial statements. The Company would not report any assets or, more importantly, any liabilities with respect to its Japan subsidiary. In 2004, the revenues in the Japan subsidiary increased by 65% from 2003, and it is expected that revenues could double in 2005. If this occurs, it is not unreasonable to expect that the borrowings under the revolving line of credit and other liabilities will increase. In the Company’s opinion, employing the equity method in accounting for the Japan joint venture would result in a material understatement of the Company’s liabilities.

China could be even more significant. Wal-Mart recently announced a joint venture with CITIC Pacific Co., Ltd. to open hundreds of stores in China over the next five years. CITIC Pacific Co., Ltd. is the parent of the Company’s joint venture partner in China and the Company is hopeful that the joint venture will benefit from the CITIC/Wal-Mart relationship. China is also a 50% owned joint venture. China is a start up operation and it is expected that the current equity investment will not be sufficient to fund future operations and additional contributions will be required. The China joint venture will pay the Company a royalty equal to 1.0% of the Net Profit After Tax. Therefore, similar to Japan, the Company believes that going forward China should be consolidated into the Company’s financial statements.

Summary

In 2000, when the Company established the International Merchandising Services Division, the Company had domestic sales of $81.5 million and zero international sales. In 2004, the Company has domestic sales of $43.2 million and international sales (including Canada) totaling $8.1 million. Clearly, international sales have become a significant part of the business, and international operations will be even more significant in 2005 and beyond with the addition of China and Romania, a full year of operations in Turkey, India and South Africa, the expected growth of Japan and the Company’s expansion plans. While the issue of consolidation of the joint ventures versus accounting for them under the equity method may not be material in 2004, the Company expects the international results to be material in 2005 and believes consolidation of the international subsidiaries and joint ventures will be crucial for the fair presentation of the financial statements going forward.